SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                          HOLMES PROTECTION GROUP, INC.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                    436419105
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                                 (CUSIP Number)
                                                              with a copy to:
     Stephen Feinberg                                     Robert G. Minion, Esq.
     950 Third Avenue                                 Lowenstein, Sandler, Kohl,
     Twentieth Floor                                       Fisher & Boylan, P.A.
     New York, New York  10022                              65 Livingston Avenue
     (212) 421-2600                                  Roseland, New Jersey  07068
                                                                  (201) 992-8700
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 October 2, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.[ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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     1) Names of Reporting Persons (S.S. or I.R.S.  Identification Nos. of Above
Persons):

                                Stephen Feinberg

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     2) Check the Appropriate Box if a Member of a Group (See Instructions):
           (a)       Not
           (b)       Applicable

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     3) SEC Use Only

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     4) Source of Funds (See Instructions): WC

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     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(d) or 2(e):

                                 Not Applicable
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     6) Citizenship or Place of Organization: United States
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     Number of                                   7) Sole Voting Power:         *
     Shares Beneficially                         8) Shared Voting Power:       *
     Owned by
     Each Reporting                              9) Sole Dispositive Power:    *
       Person With:                             10) Shared Dispositive Power:  *
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     11) Aggregate Amount Beneficially Owned by Each Reporting Person: 389,000*
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     12) Check if the Aggregate  Amount in Row (11) Excludes Certain Shares (See
         Instructions):

                                 Not Applicable
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     13) Percent of Class Represented by Amount in Row (11): 6.7%*
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     14) Type of Reporting Person (See Instructions): IA, IN
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*         88,500 shares (1.5%) of Holmes Protection Group, Inc. common stock are owned by Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"). 112,500 shares (1.9%) of Holmes Protection Group, Inc. common stock are owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"). 9,000 shares (0.2%) of Holmes Protection Group, Inc. common stock are owned by Ultra Cerberus Fund, Ltd., a corporation organized under the laws of the Bahamas ("Ultra"). Stephen Feinberg possesses sole voting and
          investment   control   over  all   securities   owned   by   Cerberus,
          International and Ultra. In addition, 179,000 shares (3.1%) of Holmes Protection Group, Inc. common stock are owned by various other persons and entities for which Stephen Feinberg possesses certain investment authority. See Item 5 for further information on the computation of percentages set forth herein.

Item 5.  Interest in Securities of the Issuer.

     Based upon information provided by management of HPGI, on September 27, 1996 there were issued and outstanding 5,828,062 shares of common stock of HPGI. As of such date, Cerberus owned 88,500 of such shares, or 1.5% of those outstanding; International owned 112,500 of such shares, or 1.9% of those outstanding; Ultra owned 9,000 of such shares, or 0.2% of those outstanding and the Funds in the aggregate owned 179,000 of such shares, or 3.1% of those outstanding. Stephen Feinberg possesses (i) sole power to vote and direct the disposition of all shares of common stock of HPGI owned by each of Cerberus, International and Ultra and possesses (i) power to direct the disposition of the shares of common stock of HPGI owned by the Funds. The only transactions by each of Cerberus, International, Ultra and the Funds in shares of common stock of HPGI since the filing of the Schedule 13D by Mr. Feinberg as of September 25, 1996 were as follows (each of which were effected in ordinary brokers transactions):

                                   A. Cerberus

     Date                           Quantity                               Price

                                   (Purchases)

    September 26, 1996               7,000                                $11.25
    October 2, 1996                  7,500                                $11.62

                                     (Sales)

                                      NONE

                                B. International

    Date                            Quantity                              Price

                                   (Purchases)

    October 2, 1996                   7,500                               $11.62

                                     (Sales)

                                      NONE

                                    C. Ultra

    Date                            Quantity                               Price

                                   (Purchases)

                                      NONE

                                     (Sales)

                                      NONE

                                  D. The Funds

    Date                            Quantity                               Price

                                   (Purchases)

    September 26, 1996                17,400                              $11.25
    October 1, 1996                   10,000                              $11.62
    October 2, 1996                   15,000                              $11.62

                                     (Sales)

                                      NONE


                                    Signature

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                          October 8, 1996

                                         /s/ Stephen Feinberg
                                         ______________________________________
                                         Stephen Feinberg,  in  his  capacity
                                         as the  general  partner  of  Cerberus
                                         Associates,  L.P., the general partner
                                         of Cerberus Partners,  L.P. and as the
                                         investment manager for each of Cerberus
                                         International,  Ltd.,  Ultra  Cerberus
                                         Fund, Ltd. and the Funds

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).